UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Demand Media, Inc.

(Exact name of registrant as specified in its charter)

DELAWARE	001-35048	20-4731239
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

1655 26th Street Santa Monica, CA	90404
(Address of principal executive offices)	(Zip Code)

Daniel Weinrot	(310) 394-6400

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒          Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Item 1.01              Conflict Minerals Disclosure

The term “conflict mineral” is defined by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act as columbite-tantalite (coltan or tantalum), cassiterite (tin), gold, wolframite (tungsten), or their derivatives, or any other mineral or its derivatives determined by the Secretary of State to be financing conflicts in the Democratic Republic of the Congo (“DRC”) or an adjoining country (“Conflict Minerals”).  Demand Media, Inc. (together with its consolidated subsidiaries, the “Company”), through its Society6 website, offers clothing, accessories and home décor products via a print-on-demand business model whereby customers select original art uploaded by a community of third-party artists to be printed on a variety of products.  Once a customer selects a design and makes a purchase on Society6, a pre-selected third-party vendor for each product category produces the item with the chosen art image for the customer and ships the finished item directly to the customer.

The Company conducted a comprehensive review of the materials that its third-party vendors utilized in the products the Company contracted to manufacture in 2013, and whether any such materials that were necessary to the functionality or production of the finished products contained any Conflict Minerals.  The Company determined that the zip-front hooded sweatshirts (“hoodies”) it sold in 2013 through its Society6 website were manufactured by a well-established U.S.-based apparel manufacturer, and this manufacturer advised the Company’s third-party vendor that one of its zipper suppliers utilized a coating that contained cassiterite.  The Company conducted in good faith a reasonable country of origin inquiry regarding the Conflict Minerals contained in the zippers used in the hoodies sold by Society6, and determined that the cassiterite did not originate in the DRC or any adjoining country.  The reasonable country of origin inquiry included a dialogue with the third-party vendor that purchases the hoodies and prints the original art designs on them, and evidence that the third-party vendor obtained a conflict mineral supplier survey certification from the manufacturer of the hoodies.  The certification from the manufacturer confirmed that the cassiterite included in the hoodie zippers did not come from the DRC or any adjoining country.  The certification also included the location of the smelting facility where the cassiterite used in the zippers was processed and confirmation that the manufacturer had no reason to believe that any Conflict Minerals used in the zippers included in its apparel products were mined, procured or processed in the DRC or any adjoining country.  Other than some of the zippers used by the sole supplier of hoodies for Society6, the Company does not believe that any of the other consumer products that were manufactured on its behalf and sold in 2013 contained any Conflict Minerals.

Based on the Company’s evaluation of all of the products manufactured on its behalf for sale to its customers and the reasonable country of origin inquiry performed with respect to the zippers described above, the Company has no reason to believe that any of the materials necessary to the functionality of products that it contracted to manufacture in 2013 contained Conflict Minerals that originated in the DRC or any adjoining country.

This Conflict Minerals Disclosure is also available on the Investor Relations page of the Company’s website at http://ir.demandmedia.com/corporate-governance/corporate-governance-overview/.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

DEMAND MEDIA, INC.

(Registrant)

By:	/s/ Mel Tang	June 2, 2014
	Mel Tang	(Date)
Chief Financial Officer